UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Oxford Resource Partners, LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

691807101
(CUSIP Number)

July 14, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)1

☒ Rule 13d-1(c)2

☐ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____________________
1	Filed pursuant to Rule 13d-1(b) by each of Swank Capital, LLC, Swank Energy Income Advisors, LP and Jerry V. Swank.
2	Filed pursuant to Rule 13d-1(c) by Cushing MLP Opportunity Fund I, LP.

CUSIP No. 691807101	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS. CUSHING MLP OPPORTUNITY FUND I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 0
		6.	SHARED VOTING POWER 625,000
		7.	SOLE DISPOSITIVE POWER 0
		8.	SHARED DISPOSITIVE POWER 625,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 691807101	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS. SWANK CAPITAL, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 0
		6.	SHARED VOTING POWER 1,570,600
		7.	SOLE DISPOSITIVE POWER 0
		8.	SHARED DISPOSITIVE POWER 1,570,600
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,570,600
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

CUSIP No. 691807101	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS. SWANK ENERGY INCOME ADVISORS, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 0
		6.	SHARED VOTING POWER 1,570,600
		7.	SOLE DISPOSITIVE POWER 0
		8.	SHARED DISPOSITIVE POWER 1,570,600
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,570,600
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

CUSIP No. 691807101	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS. JERRY V. SWANK
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 0
		6.	SHARED VOTING POWER 1,570,600
		7.	SOLE DISPOSITIVE POWER 0
		8.	SHARED DISPOSITIVE POWER 1,570,600
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,570,600
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 691807101	13G	Page 6 of 10 Pages

Item 1.	(a)	Name of Issuer
Oxford Resource Partners, LP (the "Issuer")
	(b)	Address of Issuer's Principal Executive Offices:
41 South High Street, Suite 3450, Columbus, Ohio 43215
Item 2	(a)	Name of Person Filing:
Cushing MLP Opportunity Fund I, LP, Swank Capital, LLC ("Swank Capital"), Swank Energy Income Advisors, LP ("Swank Advisors") and Mr. Jerry V. Swank.
	(b)	Address of Principal Business Office or, if none, Residence:
8117 Preston Road, Suite 440, Dallas TX 75225
	(c)	Citizenship:

Cushing MLP Opportunity Fund I, LP is a limited partnership organized under the laws of the State of Delaware.  Swank Capital is a limited liability company organized under the laws of the State of Texas.  Swank Advisors is a limited partnership organized under the laws of the State of Texas.  Mr. Swank is the principal of Swank Capital and Swank Advisors and is a U.S. citizen.

	(d)	Title of Class of Securities:
Common Units representing Limited Partner Interests (the "Common Units")
	(e)	CUSIP Number:
691807101
Item 3.		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);3
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);4
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
_______________________
3	Swank Advisors.
4	Each of Swank Capital and Mr. Swank.

CUSIP No. 691807101	13G	Page 7 of 10 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.
Item 4.		Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:

Cushing MLP Opportunity Fund I, LP may be deemed the beneficial owner of 625,000 Common Units and each of Swank Capital, Swank Advisors and Mr. Swank may be deemed the beneficial owner of 1,570,600 Common Units.

	(b)	Percent of Class:

Cushing MLP Opportunity Fund I, LP may be deemed the beneficial owner of 6.1% of the outstanding Common Units and each of Swank Capital, Swank Advisors and Mr. Swank may be deemed the beneficial owner of 15.3% of the outstanding Common Units.  Such percentages have been determined by reference to the estimated maximum number of Common Units to be issued and outstanding as of the consummation of the transaction giving rise to the requirement to file this Schedule (10,285,543 Common Units), as reported in the Issuer’s Quarterly Report on Form 10-Q filed November 9, 2010.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:

		(ii)	Shared power to vote or to direct the vote:

		(iii)	Sole power to dispose or to direct the disposition of:

		(iv)	Shared power to dispose or to direct the disposition of:

Cushing MLP Opportunity Fund I, LP holds 625,000 Common Units and may be deemed to have shared voting and dispositive powers over such Common Units.  Each of Swank Advisors (as investment advisor to Cushing MLP Opportunity Fund I, LP and other holders of Common Units), Swank Capital (as general partner of Swank Advisors), and Mr. Swank (as the principal of Swank Capital) may share the power to direct the voting or disposition of 1,570,600 Common Units (including the Common Units held by Cushing MLP Opportunity Fund I, LP and other holders of Common Units for which Swank Advisors serves as investment advisor).

Item 5.		Ownership of Five Percent or Less of a Class.

CUSIP No. 691807101	13G	Page 8 of 10 Pages

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the financial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 691807101	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 10, 2010

CUSHING MLP OPPORTUNITY FUND I, LP

By: Swank Energy Income Advisors, LP, its investment advisor

By: Swank Capital, LLC, its general partner

/s/ Jerry V. Swank
By: Jerry V. Swank Managing Member

SWANK CAPITAL, LLC

/s/ Jerry V. Swank
By: Jerry V. Swank Managing Member

SWANK ENERGY INCOME ADVISORS, LP

By: Swank Capital, LLC, its general partner

/s/ Jerry V. Swank
By: Jerry V. Swank Managing Member

/s/ Jerry V. Swank
Jerry V. Swank

CUSIP No. 691807101	13G	Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated December 10, 2010, among Cushing MLP Opportunity Fund I, LP, Swank Capital, Swank Advisors and Mr. Swank.